SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apogent Technologies Inc.

(Name of Subject Company (Issuer))

Fisher Scientific International Inc.*

(Name of Filing Persons (Third-Party Offeror))

2.25% Senior Convertible Contingent Debt Securities due 2021
(Title of Class of Securities)

03760AAE1 (unrestricted)
03760AAD3 (unrestricted)
(CUSIP Number of Class of Securities)

Todd M. DuChene, Esq.
Vice President, General Counsel and Secretary
Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
(603) 926-5911

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

Ralph Arditi, Esq.
Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction valuation**	Amount of filing fee***
$300,000,000	$38,010

*Fisher Scientific International Inc. may be deemed to be a third-party offeror with respect to Apogent Technologies Inc.’s Exchange Offer (as defined herein).

**Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $300,000,000 principal amount of Apogent Technologies Inc.’s 2.25% Senior Convertible Contingent Debt Securities due 2021 for Apogent Technologies Inc.’s 2.25% Convertible Senior Debentures due 2021.

***Registration fee previously paid in connection with the Registration Statement on Form S-4 (No. 333-115780) filed May 24, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$38,010
	Form or Registration No.:	Form S-4 (No. 333-115780)
	Date Filed:	May 24, 2004
	Filing Party:	Apogent Technologies Inc. (issuer) and Fisher Scientific International Inc. (co-registrant)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box to designate any transaction as to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and restates in its entirety the Tender Offer Statement on Schedule TO originally filed on July 27, 2004 and amended by Amendment No. 1 thereto filed on July 29, 2004 (as so amended, the “Schedule TO”). This Schedule TO is being filed by Fisher Scientific International Inc., a Delaware corporation (“Fisher”), pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by Apogent Technologies Inc., a Wisconsin corporation (“Apogent”), to exchange (the “Exchange Offer”) up to $300,000,000 principal amount of Apogent’s 2.25% Senior Convertible Contingent Debt Securities due 2021 (the “Old 2.25% CODES”) for up to $300,000,000 principal amount of 2.25% Convertible Senior Debentures due 2021 (the “New 2.25% Debentures”), upon the terms and subject to the conditions set forth in the prospectus, dated August 2, 2004, forming a part of the Registration Statement on Form S-4 (File No. 333-115780) relating to the Exchange Offer for the Old 2.25% CODES, as filed with the Securities and Exchange Commission on May 24, 2004, and amended by Amendment No. 1 to such Registration Statement filed on June 1, 2004, Amendment No. 2 to such Registration Statement filed on July 13, 2004, Amendment 3 to such Registration Statement filed on July 27, 2004 and Amendment No. 4 to such Registration Statement filed on July 29, 2004 (as so amended, the “Registration Statement”), which prospectus is filed as Exhibit (a)(1)(O) hereto. The Registration Statement also registers both the shares of common stock par value $0.01 per share of Fisher into which the New 2.25% Debentures may be converted upon the occurrence of certain events, and the future guarantee of the New 2.25% Debentures by Fisher.

     We note that with respect to the Exchange Offer by Apogent which is the subject of this Schedule TO, Fisher may be deemed to be a third-party offeror within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Exchange Offer is expressly conditioned on consummation of a proposed merger (the “Merger”) pursuant to which Apogent will become a wholly-owned subsidiary of Fisher, Fisher does not believe that it should be deemed to be a third-party offeror within the meaning of Rule 14d-1. Nonetheless, Fisher is filing this Schedule TO pursuant to Rule 14d-1 under the Exchange Act as of this date.

     All of the information set forth in the Registration Statement, including all exhibits thereto, and any prospectus supplement or other amendment thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

     This Schedule TO is hereby amended and supplemented to incorporate by reference the information set forth in the press release issued on August 3, 2004 which announced the results of the Exchange Offer. The text of this press release is filed as Exhibit (a)(1)(P) to this Schedule TO.

Item 1. Summary Term Sheet.

The information in the Registration Statement under the heading “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer of the securities subject to the Exchange Offer is Apogent Technologies Inc., a Wisconsin corporation. Apogent’s executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Apogent’s telephone number is (603) 433-6131.

(b)	Securities. The subject class of securities are Apogent’s 2.25% Senior Convertible Contingent Debt Securities due 2021. The aggregate principal amount of Old 2.25% CODES outstanding is $300,000,000. Although the Old 2.25% CODES are currently convertible into shares of common stock of Apogent, par value $0.01 (the “Apogent Common Stock”), upon consummation of the Merger (which is a condition of the Exchange Offer), the Old 2.25% CODES will become convertible into Fisher Common Stock pursuant to their existing terms. As of July 30, 2004, based on the conversion value per $1,000 principal amount of the Old 2.25% CODES, the aggregate outstanding principal amount of Old 2.25% CODES is convertible into 9,838,650 shares of Apogent Common Stock and, upon consummation of the Merger, would be convertible into 5,509,650 shares of Fisher Common Stock. As of July 30, 2004, the number of shares outstanding of Apogent Common Stock and Fisher Common Stock was 90,161,122 and 64,335,882, respectively.

(c)	Trading Market and Price. The New 2.25% Debentures will not be listed on any national securities exchange or included in The Nasdaq Stock Market. There is no established trading market for the New 2.25% Debentures. For Apogent Common Stock and Fisher common stock, the information set forth in the Registration Statement under the heading “Comparative Stock Prices and Dividends — Market Prices” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)	Name and Address: Fisher Scientific International Inc., a Delaware corporation, may be deemed to be a third-party offeror with respect to the securities subject to the Exchange Offer. Fisher’s executive offices are located at One Liberty Lane, Hampton, New Hampshire 03842. Fisher’s telephone number is (603) 926-5911.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Fisher:

Paul M. Montrone — Chairman of the Board and Chief Executive Officer
Paul M. Meister — Vice Chairman of the Board
Anthony J. DiNovi — Director
Michael D. Dingman — Director
Charles A. Sanders, M.D. — Director
Scott M. Sperling — Director
W. Clayton Stephens — Director
David T. Della Penta — President and Chief Operating Officer
Kevin P. Clark — Vice President and Chief Financial Officer
Todd M. DuChene — Vice President, General Counsel and Secretary

     The business address and telephone number for all of the above directors and executive officers are c/o Fisher Scientific International Inc., One Liberty Lane, Hampton, New Hampshire 03842 and (603) 926-5911.

     There is neither any person controlling Fisher nor any executive officer or director of any corporation or other person ultimately in control of Fisher.

(b) Business and Background of Entities

     Fisher’s executive offices are located at One Liberty Lane, Hampton, New Hampshire 03842.

     Fisher has neither been convicted in a criminal proceeding during the past five years nor been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons:

(c)(1) The current principal occupation or employment, and the name, principal business and the address of any corporation or other organization in which the occupation or employment is conducted, of each of the directors and executive officers of Fisher is set forth below:

Paul M. Montrone is a member of the board of directors of Fisher and has served Fisher as an executive officer and director since 1991. Mr. Montrone has been Chairman of the Board of Fisher since March 1998 and the Chief Executive Officer of Fisher since 1991.

Paul M. Meister has served Fisher as an executive officer since 1991 and a director since 1998. Mr. Meister has been Vice Chairman of the Board since March 2001. Mr. Meister served as Vice Chairman of the Board, Executive Vice President and Chief Financial Officer of Fisher from March 1998 to February 2001.

Anthony J. DiNovi is a member of the board of directors of Fisher. Mr. DiNovi has been employed by Thomas H. Lee Partners, L.P. , a private equity firm, and its predecessor, Thomas H. Lee Company since prior to 1999. The business address of Thomas H. Lee Partners, L.P. is 100 Federal Street, 35th Floor, Boston, MA 02110.

Michael D. Dingman is a member of the board of directors of Fisher. Mr. Dingman has been President of Shipston Group Ltd. (international investments), since prior to 1999. The business address of Shipston Group Ltd. is Shipston House, Lyford Cay P.O. Box N776, Nassau, The Bahamas.

Charles A. Sanders is a member of the board of directors of Fisher. Mr. Sanders has served as the Chairman of the Foundation for the National Institutes of Health since its founding in 1996. The Foundation for the National Institutes of Health is a non-profit, 501(c)(3) corporation which raises private-sector funds for programs to support the priorities and activities of the National Institutes of Health. The business address of the Foundation for the National Institutes of Health is 1 Cloister Court, Suite 152, Bethesda, Maryland 20814.

Scott M. Sperling is a member of the board of directors of Fisher. Mr. Sperling has been employed by Thomas H. Lee Partners, L.P. , a private equity firm, and its predecessor, Thomas H. Lee Company since prior to 1999. Mr. Sperling currently serves as a Managing Director of Thomas H. Lee Partners, L.P. The business address of Thomas H. Lee Partners, L.P. is 100 Federal Street, 35th Floor, Boston, MA 02110.

W. Clayton Stephens is a member of the board of directors of Fisher. In 1984. Mr. Stephens founded Warren Capital Corporation, a financial services company, and has served as President of the firm since that time. The business address of Warren Capital Corporation is 505 San Marin Drive, Suite 240, Novato, CA 94945.

David T. Della Penta has served Fisher as an executive officer since 1998. Mr. Della Penta has been President and Chief Operating Officer of Fisher since April 1998.

Kevin P. Clark has served Fisher as an executive officer since 1996. Mr. Clark has been Vice President and Chief Financial Officer of Fisher since March 2001. He served as Vice President and Controller from May 1998 to February 2001.

Todd M. DuChene has served Fisher as an executive officer since 1996. Mr. DuChene has been Vice President, General Counsel and Secretary of Fisher since November 1996.

(c) (2) The material occupations, positions, offices or employment of each of the directors and executive officers of Fisher during the past five years are disclosed in response to Item 3(c )(1) of this Schedule TO.

(c) (3) No executive officer or director of Fisher was convicted in a criminal proceeding during the last five years.

(c) (4) No executive officer or director of Fisher was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers.

(i)-(ii)	The information set forth in the Registration Statement under the headings “Prospectus Summary – Summary Terms of the Exchange Offer ,” “The Exchange Offer— Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” and “Description of the New 2.25% Debentures” is incorporated herein by reference.

(iii)	The information set forth in the Registration Statement under the headings “Prospectus Summary – Summary Terms of the Exchange Offer — Tenders; Expiration Time; Withdrawal” and “The Exchange Offer— Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(iv)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(v)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(vi)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(vii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Procedures for Tendering Old 2.25% CODES” and “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(viii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Acceptance of the Old 2.25% CODES for Exchange; Delivery of the New 2.25% Debentures” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Registration Statement under the headings “Prospectus Summary — Summary Description of the New 2.25% Debentures” and “Description of the New 2.25% Debentures — Differences between the New 2.25% Debentures and the Old 2.25% CODES” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. For the interim period beginning October 1, 2003 and ended March 31, 2004, Apogent’s net sales to Fisher were approximately $85,013,000, representing approximately 15% of Apogent’s consolidated net sales for such period. For the fiscal year ended September 30, 2003, Apogent’s sales to Fisher were approximately $151,913,000, representing approximately 14% of Apogent’s consolidated net sales for such period. For the fiscal year ended September 30, 2002, Apogent’s sales to Fisher were approximately $140,903,000, representing approximately 14% of Apogent’s consolidated net sales for such period.

(b)	Significant Corporate Events. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions,” and“The Exchange Offer— Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(c)	Plans. Except as set forth below and/or in the Registration Statement, Fisher is not aware of any plans, proposals or negotiations that would relate to or result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation involving the subject company or any of its subsidiaries. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

(2)	any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. None.

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company. The information set forth in the Registration

Statement under the headings “Prospectus Summary – The Merger,” “Prospectus Summary — Purpose of Exchange Offer and Description of Refinancing Transactions” and “Description of the New 2.25% Debentures” is incorporated herein by reference.

(4)	any change in the present board of directors or management of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” and the section of the joint proxy statement/prospectus included in the registration statement on Form S-4 of Fisher Scientific International Inc. (No. 333-114548), as filed with the SEC on May 21, 2004, entitled “The Merger — Interests of Apogent Directors and Officers in the Merger;” which section is incorporated by reference in the Registration Statement, is incorporated herein by reference.

(5)	any other material change in the subject company’s corporate structure or business. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

(6)	any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association. Upon the consummation of the proposed merger between Apogent and Fisher, Apogent’s common stock will be delisted from the New York Stock Exchange.

(7)	any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”). None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information in the Registration Statement under the heading “Prospectus Summary — Summary Terms of the /Exchange Offer “ is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None of the Old 2.25% CODES are beneficially owned by directors, officers or affiliates of Fisher or any directors or executive officers of affiliates of Fisher.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information in the Registration Statement under the heading “The Exchange Offer— Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1)	The information in Part II, Item 8 of Fisher’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by Fisher’s Annual Report on Form 10-K/A filed May 13, 2004, is incorporated herein by reference.

(a)(2)	The information in Part I, Item 1 of Fisher’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 is incorporated herein by reference.

(a)(3)	The information in the Registration Statement under the heading “Consolidated Ratio of Earnings to Fixed Charges of Fisher” is incorporated herein by reference.

(a)(4)	The information in the Registration Statement under the heading “Prospectus Summary — Equivalent and Comparative Per Share Information” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(i) Not applicable.

(ii) The only regulatory requirements that must be met are those imposed by applicable securities laws.

(iii) Not applicable.

(iv) Not applicable.

(v) Not applicable.

(b)	Other Material Information. None.

Item 12. Exhibits.

(a)(1)(A) Preliminary prospectus dated July 13, 2004 (incorporated herein by reference to Amendment No. 2 to the Registration Statement).*

(a)(1)(B) Form of Indenture by and among Apogent Technologies Inc., as issuer, Fisher Scientific International Inc. and The Bank of New York, as trustee, relating to the 2.25% Convertible Senior Debentures (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(C) Form of Amended Letter of Transmittal dated July 13, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 13, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement).*

(a)(1)(E) Form of Letter to Clients dated July 13, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Registration Statement).*

(a)(1)(F) Preliminary prospectus dated May 28, 2004 (incorporated herein by reference to Amendment No. 1 to the Registration Statement).*

(a)(1)(G) Form of Letter of Transmittal dated May 28, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement).*

(a)(1)(H) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 28, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement).*

(a)(1)(I) Form of Letter to Clients dated May 28, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement).*

(a)(1)(J) Press Release issued May 24, 2004.*

(a)(1)(K) Press Release issued May 28, 2004.*

(a)(1)(L) Press Release issued July 2, 2004.*

(a)(1)(M) Press Release issued July 13, 2004.*

(a)(1)(N) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement).*

(a)(1)(O) Prospectus dated August 2, 2004 (incorporated herein by reference to the prospectus filed pursuant to Rule 424(b)(3) (Reg. No. 333-115780) on August 3, 2004).

(a)(1)(P) Press Release issued August 3, 2004.

(d)(1) Merger Agreement, dated as of March 17, 2004, as amended on April 16, 2004, by and among Fisher, Apogent and Fox Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 16, 2004).*

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FISHER SCIENTIFIC INTERNATIONAL INC.

By:	/s/ Todd M. DuChene

Name: Todd M. DuChene
Title: Vice President and General Counsel
Date: August 3, 2004